Exhibit 99.1

Event ID: 137644320607
Event Name: Q4 2015 Questar Corp Earnings Call
Event Date: 2016-02-18T14:30:00 UTC

P: Operator;
C: Kevin Hadlock;Questar Corporation; CFO
C: Ron Jibson; Questar Corporation; Chairman, President & CEO
P: Joe Zhou; Avon Capital; Analyst
P: Chris Sighinolfi; Jefferies; Analyst
C: Micheal Dunn; Questar Pipeline; President

+++ presentation

Operator^ Good morning. My name is Denise and I'll be your conference operator today. At this time I would like to welcome everyone to the Questar fourth-quarter year-end 2015 earnings release conference call.

(Operator Instructions)

Thank you. Kevin Hadlock, you may begin your conference.

Kevin Hadlock^ Thank you, Denise. Good morning, everyone, and thank you for joining us for Questar's full-year 2015 earnings conference call. I'm Kevin Hadlock, Questar's Chief Financial Officer. With me today is Ron Jibson, Chairman, President and CEO of Questar Corporation. In addition, I'm joined by Craig Wagstaff from Questar Gas; Brady Rasmussen from Wexpro; and Micheal Dunn from Questar Pipeline. During this call we will be referencing our full-year 2015 earnings presentation that can be found on our website at www.questar.com.

Turning to slide 2. Before we begin, let me remind you that we will be making forward-looking statements during our call today and actual results could differ from our estimates for a variety of reasons that we describe in our SEC filings. Also, this call references non-GAAP financial measures. Our slides in the Appendix of the presentation provide reconciliations to these measures.

Let's begin with a review of the full year on slide 4. Yesterday we reported full-year 2015 adjusted earnings of $226.9 million, or $1.28 per diluted share. Adjusted EBITDA was $625.7 million in 2015, essentially flat compared to last year. Excluding energy-efficiency program costs, combined O&M and G&A expenses for 2015 were down $12 million, or 4%, compared to 2014. Capital investment for 2015 was $330.4 million, compared to $371.5 million in 2014.

Turning to slide 5. As I mentioned, we saw a slight increase in adjusted earnings of about $400,000. On a per-share basis, earnings were $0.01 lower in 2015, compared to the prior year. We will discuss some of the factors impacting each business unit's performance as we go.

Moving to slide 6. Questar Gas, our local gas-distribution utility, reported a $3.4 million increase in gross margin during 2015, to $359.5 million, while adjusted EBITDA grew by $13.6 million. Questar Gas reported net income of $64.3 million, compared to net income of $55.2 million in 2014. The increase was due to strong customer growth, higher rates, and tax adjustments. Questar Gas's capital investment in 2015 was $228.8 million, an increase of $54.1 million compared to 2014.

Turning to slide 7. Wexpro, our natural gas development and production company, reported adjusted EBITDA of $258.6 million in 2015, down $26.7 million, or 9%, compared to 2014. Adjusted earnings were down $16 million, to $106.8 million, a decrease of 13% from 2014. This decrease is primarily the result of a lower average investment base and lower oil revenues. With the absence of a meaningful drilling program in 2015, Wexpro's investment base decline was partially offset by the approval of the Canyon Creek acquisition in Wexpro II. Wexpro had capital investments of $46.4 million in 2015, compared to last year's $114.4 million.

Moving to slide 8. Revenue at Questar Pipeline, our interstate natural gas pipeline and storage business, was down $900,000 in 2015 compared to last year. During the year, Questar Pipeline delivered income of $59.6 million, down about $1 million, or 2%, compared with 2014. The decrease is primarily due to lower transportation and natural gas liquid revenues, partially offset by lower operating and maintenance expenses and tax adjustments. Capital investment at Questar Pipeline in 2015 was $40.6 million, which was $18.8 million lower than the prior year.

Moving to slide 9. With regard to costs, general and administrative expenses were down $13.7 million compared to 2014, mainly due to employee-related and environmental costs. Production and other taxes were $14.9 million lower, driven by lower natural gas prices and lower production volumes at Wexpro. Depreciation in 2015 was up $2.3 million compared to last year due to higher capital spending, mostly by Questar Gas.

Turning to slide 10. For 2015, the Company generated operating cash flow before working capital changes of $515.7 million, a very slight decrease compared to 2014. At the end of the fourth quarter, Questar had net available liquidity of $317.4 million, with $292.4 million of unused commercial paper capacity.

With that, let me turn the time over to Ron to discuss operations and Questar's outlook.

Ron Jibson^ Good morning. Thanks, Kevin, for that summary and thanks to all of you for joining us on the call this morning.

I'm very proud of our employees' accomplishments in 2015. They controlled costs and delivered strong results in spite of a challenging commodity market and limited development opportunities at Wexpro and Questar Pipeline. The year was historic in many ways. Questar reported record adjusted earnings in 2015, boosted by impressive customer growth at the utility and solid cost-containment efforts across the Corporation. We made substantial changes to the Wexpro Agreement that we believe will enable Wexpro to resume an economical drilling program moving forward. The year are also marked the beginning of new partnerships for Wexpro Development. We have begun working with third-party entities to develop cost-of-service arrangements, similar to Wexpro's. And, finally, as many of you are most likely aware, we recently made an announcement of our acceptance of an offer to join the Dominion Resources family and become their western U.S. headquarters.

I'd like to discuss more about the transaction with Dominion Resources on slide 12. We are excited about the added resources this transaction will deliver to Questar's operations. Dominion brings the potential for even greater growth and economic development to the West. Like Questar, Dominion is an exemplary company and corporate citizen. We believe the combination will provide long-term benefits to our customers, communities, and employees. The $6 billion enterprise value of this transaction, includes a cash price of $25 per share of stock, representing an equity valuation of $4.4 billion and the assumption of $1.6 billion in debt. The $25 share price offer is a 30% premium to Questar shareholders over pre-announced trading levels. We anticipate that the deal will close during 2016, subject to customary regulatory approvals, Questar shareholder approval, and clearance under the Hart-Scott-Rodino Act.

Let's review 2015's highlights on slide 13. Questar Gas reported record net income of $64.3 million, an increase of 16% compared to the prior year. The company experienced solid customer growth, which rose by 2.9% over the last 12 months. The addition of over 6,500 customers from the acquisition of Eagle Mountain City's gas-distribution system in March 2015 accounted for 0.6% of that growth. Questar Gas expects to cross the 1 million customer mark sometime this year. We are pleased to report that Questar Gas was ranked the highest in business customer satisfaction for the West region for the second consecutive year by JD Power. The rating from the 2016 Gas Utility Business Customer Satisfaction Study is a reflection of the outstanding service our Questar Gas employees provide.

Finally, Questar Gas continues to execute on its multi-year infrastructure-replacement program, replacing older large-diameter high-pressure pipe and intermediate high-pressure belt mains. We use an infrastructure cost-tracking mechanism that was approved by the Public Service Commission of Utah to invest about $65 million per year in projects that can be placed into Questar Gas's rate base. We then earn on that investment until the next general rate case. For 2015, the company invested $66.5 million into the program. We expect to spend about $65 million annually for the next several years.

Wexpro earned a blended 17.5% return on its average investment base for 2015. This is based on a realized 19.4% return on the original Wexpro investment base and a 7.6% return on the acquired assets in the Wexpro II investment base. During this past quarter, Wexpro purchased additional Vermillion Basin assets for $16 million. In November, Questar received approval from the Utah and Wyoming Public Service Commissions to include the Canyon Creek properties as prescribed in the Wexpro II Agreement.

Regulators also approved modifications to Wexpro's cost-of-service program, which are important in facilitating resumption of Wexpro's drilling program. Wexpro's ability to resume drilling in this low-gas-price environment is important in order to maintain its production and investment base. The modifications also provide a template for our Wexpro Development team as they work to develop cost-of-service arrangements with utilities.

Wexpro has been working on partnerships to evaluate and develop oil and gas properties under cost-of-service arrangements. In 2015, we announced a partnership with Tokyo Gas America to acquire and develop reserves under a cost-of-service framework. We also announced a joint development agreement with Laramie Energy to develop reserves in the Piceance Basin. Most recently, in January of 2016, Wexpro signed an agreement with Xcel Energy to jointly pursue the acquisition and development of upstream natural gas reserves under a cost-of-service arrangement. This agreement was recently submitted to Colorado regulators, seeking approval to develop a cost-of-service gas supply program for the long-term benefit of its utility customers. The announcement of partnerships with Laramie Energy, Tokyo Gas America, and Xcel Energy, are positive indications that Wexpro's third-party cost-of-service development efforts are progressing.

Regarding Questar Pipeline, net income for 2015 was $59.6 million, slightly lower than last year's net income of $60.6 million. Thanks to our employees' diligent efforts to control costs, combined O&M and G&A costs were down 2% for the year. O&M and G&A expense for 2015 was $0.09 per transported decatherm, the same as in 2014 and 2013. Additionally, Questar Pipeline successfully and safely completed the final portion of its multi-year Main Line 3 replacement project on time and under budget.

As for Southern Trails Pipeline, we have commenced a process to sell the asset. Questar Fueling opened four new CNG stations in 2015 in Buttonwillow, California; Phoenix, Arizona; Salt Lake City, Utah; and San Antonio, Texas. Two additional stations, one in California and one in Colorado, are expected to open up later this year. Questar Fueling reduced its development spending in 2015 and is planning to maintain a lower spending level until demand increases. Questar Fueling has nine facilities currently in operation.

Turning to slide 14. Questar's return on equity continues to be industry-leading. For the 12 months ended December 31, we delivered a consolidated adjusted return on equity of 17.6%. This superior return is supported by Wexpro, which provided an adjusted ROE of 15.2%, Questar Pipeline's return on equity was 10.8%, and on a financial basis, Questar Gas delivered an ROE of 10.5%.

Moving to slide 15 and our full-year outlook. Despite the challenges we faced in the commodity markets, we are pleased with our performance in 2015. Our success was due in large part to the extraordinary efforts of our employees to control costs, while improving both efficiency and effectiveness. We look forward to combining with Dominion Resources. Their size and financial resources expand Questar's potential for future opportunities. We're also optimistic that catalysts, such as third-party cost-of-service arrangements, afford a promising outlook for Questar's long-term growth and performance.

While we see commodity markets continuing to present a challenge in the foreseeable future, we also see the continuation of strong economic development in the state of Utah. With this in mind, we are projecting 2016 earnings to be between $1.25 and $1.35 per share, excluding costs associated with the merger. For the full year, we expect to spend approximately $375 million of capital and earn a consolidated return on equity between 15% and 18%. Finally, earlier this week, we announced an increase to Questar's dividend from $0.21 to $0.22 per share. This increase is supported by strong consolidated cash flows.

Concluding on slide 16. I want to emphasize Questar's unique strengths. Our integrated operations span the entire natural gas value chain, from wellhead to burner tip. Our constructive regulatory relationships produce appropriate risk-adjusted returns. Our strong credit ratings and credit metrics reflect the strength of our balance sheet. The stability of our cash flows provides capital to fund growth initiatives and support our growing dividend, which has increased 44 times in the past 44 years.

We see great opportunities ahead as we work towards combining with Dominion Resources and their plans for westward expansion here in the Rockies. Questar Gas continues to benefit from robust customer additions, exceptional customer service, and its growing rate base and earnings. The Wexpro II model is proving successful, and our cost-cutting efforts across the Company have been effective. We have developed a path to resume a meaningful drilling program at Wexpro. We celebrate the 35th anniversary of the historic and successful Wexpro Agreement this year. And we are pleased by the initial results of our efforts to expand its concept.

With that, we'd be happy to take your questions. Denise, we will turn the time back to you.

+++ q-and-a

Operator^ (Operator Instructions)

Joe Zhou from Avon Capital.

Joe Zhou^ Good morning. Congratulations on the merger announcement.

Ron Jibson^ Good morning, Joe, and thank you. We appreciate that.

Joe Zhou^ Apparently our friends at Dominion see the same value as we see in Questar. So, we're very happy for you.

Ron Jibson^ Thank you very much. This was certainly something that, as you are aware, was unsolicited. But the opportunities to combine with such an outstanding company, we believe, will be very beneficial for all of our stakeholders.

Joe Zhou^ Great. I have a quick question. I noticed that in your 2016 CapEx outlook, your Wexpro CapEx is $85 million. I want to ask -- how much is acquisition CapEx and how much development CapEx? And does it include any Wexpro CapEx associated with Tokyo Gas or Xcel?

Kevin Hadlock^ Joe, this is Kevin Hadlock. In terms of the Wexpro capital forecast, we are forecasting drilling activity resuming in the Vermillion Basin this year. We expect to spend, in that drilling program, roughly $45 million. We also have a placeholder for some additional cost-of-service acquisitions that are there that really make up the balance of that number.

Joe Zhou^ Okay. And does your $1.25 to $1.35 guidance include any Wexpro earnings as well?

Kevin Hadlock^ Of course, it includes the normal earnings from Wexpro, and we don't specifically define the earnings that would come from an acquisition, though the range does comprehend the fact that we may not be successful in making those acquisitions or delivering income from those acquisitions. Hence the range, because there is uncertainty with respect to if we will find property that fits well into the cost-of-service model.

Joe Zhou^ Great, thank you very much, and good luck with the merger process.

Ron Jibson^ Thank you very much, Joe. We appreciate it. Thanks for your support.

Operator^ (Operator Instructions)

Chris Sighinolfi from Jefferies.

Chris Sighinolfi^ Good morning, Ron. How are you?

Ron Jibson^ Good, how are you doing?

Chris Sighinolfi^ I'm very well. Congratulations as well. We thought that was a phenomenal deal for all stakeholders and Questar; so, congrats to you and the team.

Ron Jibson^ We appreciate that, and thanks for your comments.

Chris Sighinolfi^ Real quickly, two questions from me. Kevin, I don't know if I missed it; I had to join after some of the prepared remarks. I was curious -- the Tax Act from December and the extension of bonus depreciation -- I'm just curious what you thought if you'd done a look at it, what that meant cash tax-wise for Questar over your five-year plan?

Kevin Hadlock^ Of course, with the Tax Act bonus depreciation that does improve our cash flow situation, because we would be seeing less tax throughout the five years, as bonus depreciation does go down over time. We also have the alternative fuel tax credit that came in at the end of the year that created some benefit, both from a cash and an earnings perspective.

Chris Sighinolfi^ Okay. If we were looking at it over the last couple of years, I think, if I look at last year -- where do you think cash tax, if we were to model them -- should range? Is it low-single digits? Is it near zero, or is it something different than that?

Kevin Hadlock^ Overall, we will still be a taxpayer. In past years, with the heavier investment that we saw in Wexpro that we were able to expense, because the bonus depreciation, we still expect to be a positive taxpayer.

Chris Sighinolfi^ Okay.

Kevin Hadlock^ From an overall cash perspective, I think if you were to model somewhere in the neighborhood of $50 million a year in cash taxes, I think that would be within the range, especially in the early part of the plan.

Chris Sighinolfi^ Okay, perfect. That is helpful.

And then, with regard to Southern Trails, saw the -- you guys had flagged, in the pipeline operational portion of last night's release, the renewal of rates at lower rates on Southern Trails. I was just curious, the tenor of those re-contracted rates, and what that meant, if anything, as part of the sale process? I know it's a gas pipeline now that was formerly something different that had been contemplated about being maybe in the future something different. I was just curious about that.

Ron Jibson^ Great question, Chris. We'll ask Micheal Dunn if he'll cover that.

Micheal Dunn^ Good morning, Chris. Right now, we're signing what we would consider short-term contracts on Southern Trails -- less than a year term -- and that seems to be what shippers are desiring there as well. We're just currently watching the spreads between the Four Corner San Juan region and California. That really is what drives the rate that we can achieve there. But right now, we're just signing short-term contracts.

Chris Sighinolfi^ Okay, perfect. And then, as a quick follow-up, Ron, can you remind me: You guys had, a couple of years ago at the outset of all of this, commenced a strategic review of the pipeline business, and Southern Trails and Overthrust were part of that. I'm curious, as you did that strategic review, and then as you contemplated the ICE [Inland California Express] project and the larger Southern Trails, have you received inquiries on the asset? Is that part of what made you pivot to a sale, or was it just the lack of progress on the project front?

Ron Jibson^ Yes. I think, Chris, you're right. We've done a lot of strategic review on our pipeline assets over the last few years. And certainly Southern Trails played into that with different alternatives that we looked at there. The volatility of the spreads of the prices between WTI and Brent obviously played into that.

But maybe, Micheal, do you want to give a little color on that?

Micheal Dunn^ Yes. Since we announced last year that we were contemplating either a full conversion or sale of the asset, we did receive some inbound inquiries in regard to possibly selling the asset. So, there has been some interest expressed from outside parties that we will continue to pursue, now that we have made a decision to sell the asset.

Chris Sighinolfi^ Okay, great. Guys, thanks so much, and congratulations again. I appreciate it.

Ron Jibson^ Thank you, Chris. We appreciate your support.

Operator^ There are no further questions at this time. I'll turn the call back over to the presenters.

Ron Jibson^ Great. Thank you very much, and again, we want to express our appreciation to all of you for taking the time this morning. As always, we look forward to your calls and any questions that you may have.

Again, we are very excited about the future and the opportunity of joining with such a great company as Dominion Resources. We will look forward to seeing you all soon. Thank you again.

Operator^ This concludes today's conference call. You may now disconnect.